September 2, 2009

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE, Mail Stop 4561

Washington, D.C. 20549-7010

Re:	United Financial Bancorp, Inc.
Registration Statement of Form S-4
File No. 333-161282

Dear Mr. Clampitt:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, United Financial Bancorp, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4, (File No. 333-161282), to September 4, 2009 at 11:00 a.m. Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing.

•

The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Mr. Michael Clampitt

September 2, 2009

Please contact John Bruno of Locke Lord Bissell & Liddell LLP at (202) 220-6963 with any questions you may have concerning this request. In addition, please notify Mr. Bruno when this request for acceleration has been granted.

Very truly yours,

/s/ Richard B. Collins
Richard B. Collins
Chairman, President and Chief Executive Officer

cc:	Eric Envall
U.S. Securities and Exchange Commission

John Bruno, Esq.
Locke Lord Bissell & Liddell LLP